Exhibit 99.1

GDS Reports

Fourth Quarter and Full Year 2022

Results

GDS Holdings Limited Reports Fourth Quarter and Full Year 2022 Results

Shanghai, China, March 15, 2023 – GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2022.

Fourth Quarter 2022 Financial Highlights

•	Net revenue increased by 9.9% year-over-year (“Y-o-Y”) to RMB2,404.0 million (US$348.6 million) in the fourth quarter of 2022 (4Q2021: RMB2,187.4 million).
•	Service revenue increased by 10.0% Y-o-Y to RMB2,404.0 million (US$348.6 million) in the fourth quarter of 2022 (4Q2021: RMB2,185.9 million).
•	Net loss was RMB177.9 million (US$25.8 million) in the fourth quarter of 2022 (4Q2021: net loss of RMB312.9 million).
•	Adjusted EBITDA (non-GAAP) increased by 4.3% Y-o-Y to RMB1,071.5 million (US$155.3 million) in the fourth quarter of 2022 (4Q2021: RMB1,027.4 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.
•	Adjusted EBITDA margin (non-GAAP) decreased to 44.6% in the fourth quarter of 2022 (4Q2021: 47.0%).

Full Year 2022 Financial Highlights

•	Net revenue increased by 19.3% Y-o-Y to RMB9,325.6 million (US$1,352.1 million) in 2022 (2021: RMB7,818.7 million).
•	Service revenue increased by 19.2% Y-o-Y to RMB9,317.9 million (US$1,351.0 million) in 2022 (2021: RMB7,814.4 million).
•	Net loss was RMB1,266.1 million (US$183.6 million) in 2022 (2021: net loss of RMB1,191.2 million).
•	Adjusted EBITDA (non-GAAP) increased by 14.8% Y-o-Y to RMB4,251.4 million (US$616.4 million) in 2022 (2021: RMB3,703.4 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.
•	Adjusted EBITDA margin (non-GAAP) decreased to 45.6% in 2022 (2021: 47.4%).

Fourth Quarter and Full Year 2022 Operating Highlights

•	Total area committed and pre-committed by customers increased by 12,347 square meters (“sqm”) in the fourth quarter of 2022, and by 73,894 sqm in the full year of 2022, to reach 630,716 sqm as of December 31, 2022, an increase of 13.3% Y-o-Y (December 31, 2021: 556,822 sqm).
•	Area in service increased by 5,276 sqm in the fourth quarter of 2022, and by 27,904 sqm in the full year of 2022, to reach 515,787 sqm as of December 31, 2022, an increase of 5.7% Y-o-Y (December 31, 2021: 487,883 sqm).
•	Commitment rate for area in service was 95.5% as of December 31, 2022 (December 31, 2021: 93.8%).
•	Area under construction was 192,713 sqm as of December 31, 2022 (December 31, 2021: 161,515 sqm).
•	Pre-commitment rate for area under construction was 71.5% as of December 31, 2022 (December 31, 2021: 61.3%).
•	Area utilized by customers increased by 10,685 sqm in the fourth quarter of 2022, and by 51,073 sqm in the full year of 2022, to reach 370,547 sqm as of December 31, 2022, an increase of 16.0% Y-o-Y (December 31, 2021: 319,475 sqm).
•	Utilization rate for area in service was 71.8% as of December 31, 2022 (December 31, 2021: 65.5%).

“Despite the challenging operating environment in 2022, we continued to grow our business and extend our reach outside of China,” said Mr. William Huang, Chairman and Chief Executive Officer. “We added over 73,000 sqm of net new bookings, including a 25,000 sqm anchor customer commitment for our first project in South East Asia. Looking into 2023, we will continue to support our customers with our well-established presence in China, while strengthening our platform through international expansion.”

“We achieved sound financial results in 2022, with revenue increasing by 19.3% and Adjusted EBITDA growing by 14.8% year-over-year, in line with our revised guidance,” commented Mr. Dan Newman, Chief Financial Officer. “We enhanced our financial position through the successful private placement of US$580 million of convertible senior notes in January 2023.Our financial priorities for the current year are to increase operating efficiency, while investing strategically based on proven demand.”

Fourth Quarter 2022 Financial Results

Net revenue in the fourth quarter of 2022 was RMB2,404.0 million (US$348.6 million), a 9.9% increase over the fourth quarter of 2021 of RMB2,187.4 million and a 1.5% increase over the third quarter of 2022 of RMB2,367.6 million. Service revenue in the fourth quarter of 2022 was RMB2,404.0 million (US$348.6 million), a 10.0% increase over the fourth quarter of 2021 of RMB2,185.9 million and a 1.5% increase over the third quarter of 2022 of RMB2,367.6 million. The increase over the previous quarter was mainly due to the full quarter revenue contribution from additional area utilized in the previous quarter and the contribution from 10,685 sqm of net additional area utilized in the fourth quarter of 2022, mainly related to the Shanghai 17 (“SH17”) Phase 2, Shanghai 18 (“SH18”) Phase 1, Beijing 8 (“BJ8”), Langfang 4 (“LF4”) Phase 1, and Wuhan 1 (“WH1”) Phase 1 data centers.

Cost of revenue in the fourth quarter of 2022 was RMB1,916.0 million (US$277.8 million), a 12.7% increase over the fourth quarter of 2021 of RMB1,700.1 million and a 2.2% increase over the third quarter of 2022 of RMB1,874.8 million. The increase over the previous quarter was mainly due to an increase in depreciation and amortization resulting from more data centers coming into service in recent quarters, as well as an increase in other components in cost of revenue, partially offset by seasonally lower utility cost.

Gross profit was RMB488.0 million (US$70.8 million) in the fourth quarter of 2022, a 0.2% increase over the fourth quarter of 2021 of RMB487.3 million, and a 1.0% decrease over the third quarter of 2022 of RMB492.8 million.

Gross profit margin was 20.3% in the fourth quarter of 2022, compared with 22.3% in the fourth quarter of 2021, and 20.8% in the third quarter of 2022. The slight decrease over the previous quarter was mainly due to an increase in depreciation and amortization resulting from more data centers coming into service in recent quarters, as well as an increase in other components in cost of revenue, partially offset by seasonally lower utility cost.

Adjusted Gross Profit (“Adjusted GP”) (non-GAAP) is defined as gross profit excluding depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue. Adjusted GP was RMB1,224.7 million (US$177.6 million) in the fourth quarter of 2022, a 6.6% increase over the fourth quarter of 2021 of RMB1,148.4 million and a 1.9% increase over the third quarter of 2022 of RMB1,201.3 million. See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Adjusted GP margin (non-GAAP) was 50.9% in the fourth quarter of 2022, compared with 52.5% in the fourth quarter of 2021, and 50.7% in the third quarter of 2022. The slight increase over the previous quarter was mainly due to the seasonally lower utility cost partially offset by an increase in other components in cost of revenue.

Selling and marketing expenses, excluding share-based compensation expenses of RMB8.2 million (US$1.2 million), were RMB24.8 million (US$3.6 million) in the fourth quarter of 2022, a 16.6% decrease from the fourth quarter of 2021 of RMB29.7 million (excluding share-based compensation of RMB12.4 million) and a 14.9% decrease from the third quarter of 2022 of RMB29.1 million (excluding share-based compensation of RMB7.9 million). The decrease over the previous quarter was mainly due to a decrease in marketing activities.

General and administrative expenses, excluding share-based compensation expenses of RMB5.5 million (US$0.8 million), depreciation and amortization expenses of RMB110.4 million (US$16.0 million) and operating lease cost relating to prepaid land use rights of RMB22.1 million (US$3.2 million), were RMB158.1 million (US$22.9 million) in the fourth quarter of 2022, a 36.0% increase over the fourth quarter of 2021 of RMB116.2 million (excluding share-based compensation expenses of RMB50.8 million, depreciation and amortization expenses of RMB104.5 million and operating lease cost relating to prepaid land use rights of RMB9.3 million) and a 26.1% increase from the third quarter of 2022 of RMB125.4 million (excluding share-based compensation of RMB39.3 million, depreciation and amortization expenses of RMB113.6 million, and operating lease cost relating to prepaid land use rights of RMB23.8 million). The increase over the previous quarter was mainly due to more professional fees related to on-going transactions and corporate expenses related to overseas business expansion.

Research and development costs were RMB10.0 million (US$1.4 million) in the fourth quarter of 2022, compared with RMB12.4 million in the fourth quarter 2021 and RMB6.7 million in the third quarter of 2022.

Net interest expenses for the fourth quarter of 2022 were RMB476.8 million (US$69.1 million), a 7.7% increase over the fourth quarter of 2021 of RMB442.8 million and a 7.3% increase over the third quarter of 2022 of RMB444.3 million. The increase over the previous quarter was mainly due to increased interest expenses resulting from higher total gross debt balance to finance data center capacity expansion.

Foreign currency exchange gain for the fourth quarter of 2022 was RMB4.7 million (US$0.7 million), compared with a loss of RMB3.9 million in the fourth quarter of 2021 and a loss of RMB2.3 million in the third quarter of 2022.

Gain from purchase price adjustment for the fourth quarter of 2022 was RMB205.0 million (US$29.7 million). It was a gain which arose from the reduction in consideration payable for one of our previous acquisitions which did not meet certain conditions.

Others, net for the fourth quarter of 2022 was RMB31.0 million (US$4.5 million), compared with RMB37.2 million in the fourth quarter of 2021 and RMB27.4 million in the third quarter of 2022.

Net loss in the fourth quarter of 2022 was RMB177.9 million (US$25.8 million), compared with a net loss of RMB312.9 million in the fourth quarter of 2021 and a net loss of RMB339.7 million in the third quarter of 2022.

Adjusted EBITDA (non-GAAP) is defined as net loss excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment and impairment loss of long-lived assets. Adjusted EBITDA was RMB1,071.5 million (US$155.3 million) in the fourth quarter of 2022, a 4.3% increase over the fourth quarter of 2021 of RMB1,027.4 million and a 0.5% increase over the third quarter of 2022 of RMB1,066.6 million.

Adjusted EBITDA margin (non-GAAP) was 44.6% in the fourth quarter of 2022, compared with 47.0% in the fourth quarter of 2021, and 45.0% in the third quarter of 2022. The decrease over the previous quarter was mainly due to higher general corporate expenses, which were slightly offset by seasonally lower utility cost.

Basic and diluted loss per ordinary share in the fourth quarter of 2022 was RMB0.13 (US$0.02), compared with RMB0.24 in the fourth quarter of 2021, and RMB0.24 in the third quarter of 2022.

Basic and diluted loss per American Depositary Share (“ADS”) in the fourth quarter of 2022 was RMB1.06 (US$0.15), compared with RMB1.92 in the fourth quarter of 2021, and RMB1.93 in the third quarter of 2022. Each ADS represents eight Class A ordinary shares.

Full Year 2022 Financial Results

Net revenue in 2022 was RMB9,325.6 million (US$1,352.1 million), a 19.3% increase from RMB7,818.7 million in 2021. Service revenue in 2022 was RMB9,317.9 million (US$1,351.0 million), a 19.2% increase from RMB7,814.4 million in 2021.

Cost of revenue in 2022 was RMB7,389.8 million (US$1,071.4 million), a 22.4% increase from RMB6,039.3 million in 2021.

Gross profit was RMB1,935.9 million (US$280.7 million) in 2022, a 8.8% increase from RMB1,779.4 million in 2021. Gross profit margin was 20.8% in 2022, compared with 22.8% in 2021.

Selling and marketing expenses, excluding share-based compensation expenses of RMB41.7 million (US$6.0 million), were RMB108.7 million (US$15.8 million) in 2022, a 14.4% increase from RMB95.1 million (excluding share-based compensation of RMB53.6 million) in 2021.

General and administrative expenses, excluding share-based compensation expenses of RMB146.8 million (US$21.3 million), depreciation and amortization expenses of RMB459.8 million (US$66.7 million) and operating lease cost relating to prepaid land use rights of RMB90.9 million (US$13.2 million), were RMB487.6 million (US$70.7 million) in 2022, a 15.7% increase from RMB421.4 million (excluding share-based compensation expenses of RMB219.3 million, depreciation and amortization expenses of RMB346.0 million and operating lease cost relating to prepaid land use rights of RMB35.2 million) in 2021.

Research and development costs were RMB35.8 million (US$5.2 million) in 2022, compared with RMB39.3 million in 2021.

Net interest expenses were RMB1,845.4 million (US$267.6 million) in 2022, a 15.0% increase from RMB1,604.3 million in 2021.

Others, net was RMB97.5 million (US$14.1 million) in 2022, compared with RMB86.7 million in 2021.

Net loss was RMB1,266.1 million (US$183.6 million) in 2022, compared with a net loss of RMB1,191.2 million in 2021.

Adjusted EBITDA was RMB4,251.4 million (US$616.4 million) in 2022, a 14.8% increase from RMB3,703.4 million in 2021. Adjusted EBITDA margin (non-GAAP) was 45.6% in 2022, compared with 47.4% in 2021.

Basic and diluted loss per ordinary share was RMB1.03 (US$0.15) in 2022, compared with RMB0.90 in 2021. Basic and diluted loss per American Depositary Share (“ADS”) was RMB8.25 (US$1.20) in 2022, compared with RMB7.23 in 2021. Each ADS represents eight Class A ordinary shares.

Sales

Total area committed and pre-committed at the end of the fourth quarter of 2022 was 630,716 sqm, compared with 556,822 sqm at the end of the fourth quarter of 2021 and 618,369 sqm at the end of the third quarter of 2022, an increase of 13.3% Y-o-Y and 2.0% quarter-over-quarter (“Q-o-Q”), respectively. In the fourth quarter of 2022, net additional total area committed was 12,347 sqm, including significant contributions from the Beijing 14 (“BJ14”) Phase 2 and Langfang 15 (“LF15”) Phase 1 data centers.

Data Center Resources

Area in service at the end of the fourth quarter of 2022 was 515,787 sqm, compared with 487,883 sqm at the end of the fourth quarter of 2021 and 510,511 sqm at the end of the third quarter of 2022, an increase of 5.7% Y-o-Y and 1.0% Q-o-Q. In the fourth quarter of 2022, Beijing 13 (“BJ13”) Phase 1 data center came into service.

Area under construction at the end of the fourth quarter of 2022 was 192,713 sqm, compared with 161,515 sqm at the end of the fourth quarter of 2021 and 182,355 sqm at the end of the third quarter of 2022, an increase of 19.3% Y-o-Y and 5.7% Q-o-Q, respectively. During the fourth quarter, construction commenced on BJ14 Phase 2 and Phase 3, as well as LF15 Phase 1 data centers.

•	BJ14 is on the same site as BJ13 data center in the Tongzhou District of Beijing. Construction of BJ14 Phase 1 commenced approximately one year ago. It has a net floor area of 8,140 sqm and 100% pre-commitment rate. BJ14 Phase 2 has just commenced construction, with a net floor area of 4,050 sqm, and is 100% pre-committed. BJ14 Phase 3 has also just commenced construction with a net floor area of 2,774 sqm.

•	LF15 is the first data center being constructed on the land the Company acquired previously in the Xianghe District of Langfang, Hebei Province. LF15 Phase 1 will have a net floor area of 9,034 sqm and is 100% pre-commited.

Commitment rate for area in service was 95.5% at the end of the fourth quarter of 2022, compared with 93.8% at the end of the fourth quarter of 2021 and 95.6% at the end of the third quarter of 2022. Pre-commitment rate for area under construction was 71.5% at the end of the fourth quarter of 2022, compared with 61.3% at the end of the fourth quarter of 2021 and 71.5% at the end of the third quarter of 2022.

Area utilized at the end of the fourth quarter of 2022 was 370,547 sqm, compared with 319,475 sqm at the end of the fourth quarter of 2021 and 359,862 sqm at the end of the third quarter of 2022, an increase of 16.0% Y-o-Y and 3.0% Q-o-Q. Net additional area utilized was 10,685 sqm in the fourth quarter of 2022, which mainly came from additional area utilized in SH17 Phase 2, SH18 Phase 1, BJ8, LF4 Phase 1, and WH1 Phase 1 data centers.

Utilization rate for area in service was 71.8% at the end of the fourth quarter of 2022, compared with 65.5% at the end of the fourth quarter of 2021 and 70.5% at the end of the third quarter of 2022.

Liquidity

As of December 31, 2022, cash was RMB8,608.1 million (US$1,248.1 million). Total short-term debt was RMB6,161.7 million (US$893.4 million), comprised of short-term borrowings and the current portion of long-term borrowings of 3,624.0 million (US$525.4 million), the current portion of finance lease and other financing obligations of RMB453.9 million (US$65.8 million) and the current portion of convertible bonds payable of RMB2,083.8 million (US$302.1 million). Total long-term debt was RMB36,729.3 million (US$5,325.2 million), comprised of long-term borrowings (excluding current portion) of RMB23,518.1 million (US$3,409.8 million), the non-current portion of convertible bonds payable of RMB4,295.0 million (US$622.7 million) and the non-current portion of finance lease and other financing obligations of RMB8,916.3 million (US$1,292.7 million). During the fourth quarter of 2022, the Company obtained new debt financing and re-financing facilities of RMB4,758.7 million (US$689.9 million). For the full year 2022, the Company obtained new debt financing and re-financing facilities of RMB13.5 billion (US$2.0 billion).

Business Outlook

For the full year of 2023, the Company expects its total revenues to be between RMB9,940 million to RMB10,320 million, implying a year-on-year increase of between approximately 6.6% to 10.7%; and its Adjusted EBITDA to be between RMB4,430 million to RMB4,600 million, implying a year-on-year increase of between approximately 4.2% to 8.2%. In addition, the Company expects capex to be around RMB7,500 million for the full year of 2023.

This forecast reflects the Company’s preliminary view on the current business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on March 15, 2023 (8:00 p.m. Beijing Time on March 15, 2023) to discuss financial results and answer questions from investors and analysts.

Participants should complete online registration using the link provided below at least 15 minutes before the scheduled start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:

https://register.vevent.com/register/BI6313265f4ddf4853a4898232a49ff5a4

A live and archived webcast of the conference call will be available on the Company's investor relations website at investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP and Adjusted GP margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. We believe that the exclusion of the income and expenses eliminated in calculating Adjusted EBITDA and Adjusted GP can provide useful and supplemental measures of our core operating performance. In particular, we believe that the use of Adjusted EBITDA as a supplemental performance measure captures the trend in our operating performance by excluding from our operating results the impact of our capital structure (primarily interest expense), asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and impairment loss of long-lived assets), other non-cash expenses (primarily share-based compensation expenses), and other income and expenses which we believe are not reflective of our operating performance, whereas the use of adjusted gross profit as a supplemental performance measure captures the trend in gross profit performance of our data centers in service by excluding from our gross profit the impact of asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs) and other non-cash expenses (primarily share-based compensation expenses) included in cost of revenue.

We note that depreciation and amortization is a fixed cost which commences as soon as each data center enters service. However, it usually takes several years for new data centers to reach high levels of utilization and profitability. The Company incurs significant depreciation and amortization costs for its early stage data center assets. Accordingly, gross profit, which is a measure of profitability after taking into account depreciation and amortization, does not accurately reflect the Company’s core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP, and Adjusted GP margin are not substitutes for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, incomes tax benefits (expenses), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment and impairment loss of long-lived assets, each of which have been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8972 to US$1.00, the noon buying rate in effect on December 30, 2022 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China and South East Asia. The Company’s facilities are strategically located in primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds, operates and transfers data centers at other locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company offers co-location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 22-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its current, interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally, the impact of the COVID outbreak, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in GDS Holdings’ filings with the SEC, including its annual report on Form 20-F, and with the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of December 31, 2021	As of December 31, 2022
	RMB	RMB	US$
Assets
Current assets
Cash	9,968,109	8,608,131	1,248,062
Accounts receivable, net of allowance for doubtful accounts	1,732,686	2,406,025	348,841
Value-added-tax (“VAT”) recoverable	229,090	164,743	23,885
Prepaid expenses and other current assets	2,533,990	772,177	111,955
Total current assets	14,463,875	11,951,076	1,732,743

Property and equipment, net	40,623,503	46,916,628	6,802,272
Prepaid land use rights, net	634,953	23,002	3,335
Operating lease right-of-use assets	4,030,205	5,633,946	816,845
Goodwill and intangible assets, net	8,359,141	8,124,214	1,177,901
Other non-current assets	3,520,766	2,165,088	313,908
Total assets	71,632,443	74,813,954	10,847,004

Liabilities, Mezzanine Equity and Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	5,948,013	3,623,967	525,426
Convertible bonds payable, current	0	2,083,829	302,127
Accounts payable	3,901,799	3,092,884	448,426
Accrued expenses and other payables	2,770,547	1,173,091	170,082
Operating lease liabilities, current	145,739	175,749	25,481
Finance lease and other financing obligations, current	699,145	453,855	65,803
Total current liabilities	13,465,243	10,603,375	1,537,345

Long-term borrowings, excluding current portion	18,284,514	23,518,058	3,409,798
Convertible bonds payable, non-current	1,895,846	4,294,985	622,714
Operating lease liabilities, non-current	1,883,560	1,617,986	234,586
Finance lease and other financing obligations, non-current	8,933,540	8,916,266	1,292,737
Other long-term liabilities	1,273,578	1,678,629	243,378
Total liabilities	45,736,281	50,629,299	7,340,558

Mezzanine equity
Redeemable preferred shares	958,480	1,047,012	151,802
Redeemable non-controlling interests	404,673	0	0
Total mezzanine equity	1,363,153	1,047,012	151,802

GDS Holdings Limited shareholders' equity
Ordinary shares	507	516	75
Additional paid-in capital	28,983,330	29,048,598	4,211,651
Accumulated other comprehensive loss	(599,186)	(848,360)	(123,001)
Accumulated deficit	(3,910,815)	(5,179,705)	(750,987)
Total GDS Holdings Limited shareholders' equity	24,473,836	23,021,049	3,337,738
Non-controlling interests	59,173	116,594	16,906
Total equity	24,533,009	23,137,643	3,354,644

Total liabilities, mezzanine equity and equity	71,632,443	74,813,954	10,847,004

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for number of shares and per share data)

	Three months ended				Year ended
	December 31, 2021	September 30, 2022	December 31, 2022		December 31, 2021	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenue
Service revenue	2,185,857	2,367,593	2,404,034	348,552	7,814,404	9,317,891	1,350,967
Equipment sales	1,520	0	0	0	4,277	7,740	1,122
Total net revenue	2,187,377	2,367,593	2,404,034	348,552	7,818,681	9,325,631	1,352,089
Cost of revenue	(1,700,104)	(1,874,788)	(1,916,000)	(277,794)	(6,039,252)	(7,389,774)	(1,071,417)
Gross profit	487,273	492,805	488,034	70,758	1,779,429	1,935,857	280,672

Operating expenses
Selling and marketing expenses	(42,101)	(37,022)	(32,932)	(4,775)	(148,614)	(150,433)	(21,811)
General and administrative expenses	(280,744)	(302,122)	(296,067)	(42,926)	(1,021,950)	(1,185,080)	(171,820)
Research and development expenses	(12,422)	(6,682)	(9,986)	(1,448)	(39,343)	(35,806)	(5,191)
Impairment loss of long-lived assets	0	0	(12,759)	(1,850)	0	(12,759)	(1,850)
Income from operations	152,006	146,979	136,290	19,759	569,522	551,779	80,000
Other income (expenses):
Net interest expenses	(442,828)	(444,328)	(476,780)	(69,127)	(1,604,292)	(1,845,427)	(267,562)
Foreign currency exchange (loss) gain, net	(3,932)	(2,308)	4,664	676	(7,644)	1,272	184
Gain from purchase price adjustment	7,010	0	205,000	29,722	7,010	205,000	29,722
Others, net	37,194	27,377	30,970	4,490	86,652	97,493	14,135
Loss before income taxes	(250,550)	(272,280)	(99,856)	(14,480)	(948,752)	(989,883)	(143,521)
Income tax expenses	(62,332)	(67,383)	(78,039)	(11,315)	(242,461)	(276,235)	(40,050)
Net loss	(312,882)	(339,663)	(177,895)	(25,795)	(1,191,213)	(1,266,118)	(183,571)
Net loss (income) attributable to non-controlling interests	911	(353)	(2,851)	(413)	1,403	(3,427)	(497)
Net (income) loss attributable to redeemable non-controlling interests	(3,917)	0	0	0	2,592	655	95
Net loss attributable to GDS Holdings Limited shareholders	(315,888)	(340,016)	(180,746)	(26,208)	(1,187,218)	(1,268,890)	(183,973)
Accretion to redemption value of redeemable non-controlling interests	(22,533)	0	0	0	(77,644)	(10,801)	(1,566)
Adjustment to the redemption value of redeemable non-controlling interests	0	0	0	0	0	(178,982)	(25,950)
Net loss available to GDS Holdings Limited shareholders	(338,421)	(340,016)	(180,746)	(26,208)	(1,264,862)	(1,458,673)	(211,489)
Cumulative dividend on redeemable preferred shares	(12,267)	(13,120)	(13,662)	(1,981)	(49,073)	(51,212)	(7,425)
Net loss available to GDS Holdings Limited ordinary shareholders	(350,688)	(353,136)	(194,408)	(28,189)	(1,313,935)	(1,509,885)	(218,914)

Loss per ordinary share
Basic and diluted	(0.24)	(0.24)	(0.13)	(0.02)	(0.90)	(1.03)	(0.15)

Weighted average number of ordinary share outstanding
Basic and diluted	1,459,816,733	1,466,529,044	1,467,200,367	1,467,200,367	1,452,906,722	1,464,447,843	1,464,447,843

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended				Year ended
	December 31, 2021	September 30, 2022	December 31, 2022		December 31, 2021	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(312,882)	(339,663)	(177,895)	(25,795)	(1,191,213)	(1,266,118)	(183,571)
Foreign currency translation adjustments, net of nil tax	(70,816)	(219,752)	127,949	18,551	(159,714)	(247,509)	(35,885)
Comprehensive loss	(383,698)	(559,415)	(49,946)	(7,244)	(1,350,927)	(1,513,627)	(219,456)
Comprehensive loss (income) attributable to non-controlling interests	1,074	(910)	(3,602)	(522)	1,566	(5,092)	(738)
Comprehensive (income) loss attributable to redeemable non-controlling interests	(3,917)	0	0	0	2,592	655	95
Comprehensive loss attributable to GDS Holdings Limited shareholders	(386,541)	(560,325)	(53,548)	(7,766)	(1,346,769)	(1,518,064)	(220,099)

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended				Year ended
	December 31, 2021	September 30, 2022	December 31, 2022		December 31, 2021	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(312,882)	(339,663)	(177,895)	(25,795)	(1,191,213)	(1,266,118)	(183,571)
Depreciation and amortization	739,176	795,328	820,443	118,953	2,616,898	3,189,074	462,372
Amortization of debt issuance cost and debt discount	63,325	21,012	35,711	5,178	200,069	154,916	22,461
Share-based compensation expense	90,906	71,119	38,375	5,564	391,275	290,815	42,164
Gain from purchase price adjustment	(7,010)	0	(205,000)	(29,722)	(7,010)	(205,000)	(29,722)
Others	(27,042)	23,151	(18,536)	(2,688)	1,234	20,293	2,942
Changes in operating assets and liabilities	(140,378)	4,781	414,805	60,140	(809,890)	674,087	97,734
Net cash provided by operating activities	406,095	575,728	907,903	131,630	1,201,363	2,858,067	414,380

Purchase of property and equipment and land use rights	(2,313,896)	(1,762,205)	(2,135,231)	(309,579)	(9,699,125)	(7,803,687)	(1,131,428)
(Payments) receipts related to acquisitions and investments	(415,746)	(377,184)	4,270	619	(4,013,279)	(3,471,197)	(503,276)
Receipts from collection of loans	0	0	0	0	20,866	0	0
Net cash used in investing activities	(2,729,642)	(2,139,389)	(2,130,961)	(308,960)	(13,691,538)	(11,274,884)	(1,634,704)

Net proceeds from financing activities	4,118,458	1,380,279	859,971	124,684	8,119,155	4,856,318	704,101
Net cash provided by financing activities	4,118,458	1,380,279	859,971	124,684	8,119,155	4,856,318	704,101
Effect of exchange rate changes on cash and restricted cash	8,790	108,240	(8,652)	(1,251)	(95,542)	416,198	60,343

Net increase (decrease) of cash and restricted cash	1,803,701	(75,142)	(371,739)	(53,897)	(4,466,562)	(3,144,301)	(455,880)
Cash and restricted cash at beginning of period	10,222,666	9,328,947	9,253,805	1,341,676	16,492,929	12,026,367	1,743,659
Cash and restricted cash at end of period	12,026,367	9,253,805	8,882,066	1,287,779	12,026,367	8,882,066	1,287,779

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for percentage data)

	Three months ended				Year ended
	December 31, 2021	September 30, 2022	December 31, 2022		December 31, 2021	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	487,273	492,805	488,034	70,758	1,779,429	1,935,857	280,672
Depreciation and amortization	632,779	680,612	708,324	102,698	2,265,181	2,722,785	394,766
Operating lease cost relating to prepaid land use rights	1,249	2,683	4,344	630	5,260	10,944	1,587
Accretion expenses for asset retirement costs	1,483	1,578	1,578	229	6,227	6,366	923
Share-based compensation expenses	25,613	23,645	22,417	3,251	110,291	97,055	14,072
Adjusted GP	1,148,397	1,201,323	1,224,697	177,566	4,166,388	4,773,007	692,020
Adjusted GP margin	52.5%	50.7%	50.9%	50.9%	53.3%	51.2%	51.2%

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for percentage data)

	Three months ended				Year ended
	December 31, 2021	September 30, 2022	December 31, 2022		December 31, 2021	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(312,882)	(339,663)	(177,895)	(25,795)	(1,191,213)	(1,266,118)	(183,571)
Net interest expenses	442,828	444,328	476,780	69,127	1,604,292	1,845,427	267,562
Income tax expenses	62,332	67,383	78,039	11,315	242,461	276,235	40,050
Depreciation and amortization	739,176	795,328	820,443	118,953	2,616,898	3,189,074	462,372
Operating lease cost relating to prepaid land use rights	10,553	26,496	26,401	3,828	40,422	101,848	14,767
Accretion expenses for asset retirement costs	1,483	1,578	1,578	229	6,227	6,366	923
Share-based compensation expenses	90,906	71,119	38,375	5,564	391,275	290,815	42,164
Gain from purchase price adjustment	(7,010)	0	(205,000)	(29,722)	(7,010)	(205,000)	(29,722)
Impairment loss of long-lived assets	0	0	12,759	1,850	0	12,759	1,850
Adjusted EBITDA	1,027,386	1,066,569	1,071,480	155,349	3,703,352	4,251,406	616,395
Adjusted EBITDA margin	47.0%	45.0%	44.6%	44.6%	47.4%	45.6%	45.6%